

January 30, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $.001 per share, of the following series of Morgan Stanley ETF Trust, under the Exchange Act of 1934:

- Calvert International Responsible Index ETF

- Calvert US Large-Cap Core Responsible Index ETF

- Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF

- Calvert US Mid-Cap Core Responsible Index ETF

- Calvert US Select Equity ETF

- Calvert Ultra-Short Investment Grade ETF

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**